April 19, 2011
Filed via EDGAR and
Delivered via Facsimile (703) 813-6986

Ms. Sharon Virga	Ms. Ivette Leon
Senior Staff Accountant	Assistant Chief Accountant
Securities and Exchange Commission	Securities and Exchange Commission
Division of Corporation Finance	Division of Corporation Finance
100 F Street, N.E.	100 F Street, N.E.
Washington, D.C. 20549	Washington, D.C. 20549

Re:	TeamStaff, Inc. Form 10-K for the fiscal year ended September 30, 2010 Filed February 14, 2011 Form 10-Q for the quarter ended December 31, 2010 File No. 0-18492
Dear Ms Virga and Ms. Leon:
We are counsel to TeamStaff, Inc. (“TeamStaff” or the “Company”) and are in receipt of your letter dated March 31, 2011 concerning comments to the above-referenced filings of the Company. This letter sets forth the Company’s responses to the Staff”s comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response.
The Company’s responses are as follows:
Form 10-K for the Year Ended September 30, 2010
Report of Independent Registered Public Accounting Firm, page F-2
Comment 1. In light of the disclosures in the filing, please tell us why your independent registered public accounting firm did not include a going concern paragraph in their report. It appears that you have disclosed management’s plan for dealing with the potential going concern issue.

Securities & Exchange Commission
April 19, 2011

Response
1.	As part of their audit of the Company’s consolidated financial statements, the Company’s independent registered public accounting firm performed, pursuant to AU Section 341, certain procedures in order to determine whether they should add an explanatory paragraph in their report, raising substantial doubt about the Company’s ability to continue as a going concern. After a discussion between the Company and its auditors regarding your comment, we advise you that they concurred with management’s decision that a liquidity disclosure in the financial statements was more appropriate than a substantial doubt disclosure in their report and related notes to the financial statements for the following reasons:
a.	The Company advised its auditors during their audit that it obtained an increase to the Company’s line of credit with Presidential Financial Corporation to increase the maximum available line under this facility from $2.5 million to $3 million in 2011, subject to eligible accounts receivable. With respect to this line of credit, it should be noted that the Company expects that its normal operating accounts receivable generated in the ordinary course of business will be eligible under the line of credit, since such receivables are typically due from U.S. government agencies. Further, with respect to this line of credit, we obtained a commitment from the lender that such line of credit would not be terminated without cause prior to February 29, 2012.

b.	The Company advised its auditors of commitments from its largest shareholder and certain officers and directors, whereby these parties agreed to invest (or lend) up to $500,000 to the Company. This commitment remains available through February 29, 2012. If the funding is advanced in the form of a debt arrangement, the repayment date would not occur before February 29, 2012. The Company and its auditors further received representations from the parties that they understood that this funding and the related length of the commitment were significant factors in the auditor’s conclusion that a liquidity paragraph in the notes to the financial statements was more appropriate than a substantial doubt paragraph in their report.

c.	The Company provided its auditors with forecasted results and cash flows from operations, which supported the Company’s ability to continue as a going concern through September 30, 2011 in accordance with professional standards. With respect to these forecasted operating results and cash flows, the auditors reviewed: (a) the assumptions used in these projections, which included the performance of certain contemporaneous procedures on revenue levels and results for the quarterly period ended December 31, 2010, (b) effects of implemented cost reduction initiatives, (c) relationship with the Company’s lender, (d) the aforementioned commitments of additional funding and (d) the status of major customer arrangements.

Securities & Exchange Commission
April 19, 2011

Critical accounting policies, page 29
Goodwill and Intangible assets, page 30
Comment 2. Refer to your disclosure on this page 30 and on page F-12. We note that you combined your accounting policy on goodwill impairment with your accounting policy on impairment of indefinite intangible assets. Please revise to disclose your policies on impairment of each of these assets separately.
Response
With the Staff’s concurrence, the Company will separately disclose its accounting policy on impairment of goodwill from its accounting policy on impairment of indefinite intangible assets in future filings, commencing with our Quarterly Report on Form 10-Q for the period ended March 31, 2011.
Comment 3. We note that goodwill represents approximately 34% of your total assets as of September 30, 2010. Based on your disclosures it appears that you have one operating subsidiary and one reporting unit and that all the goodwill is attributable to TeamStaff GS reporting unit. In light of the consistent net losses and other negative disclosures in the filing, explain to us in detail how your goodwill balance is not impaired or partially impaired as of September 30, 2010 and why you did not perform an impairment test as of December 31, 2010.
Response
In connection with its goodwill and intangible asset impairment analysis as of September 30, 2010, the Company obtained a valuation report from an independent, accredited third party appraisal firm which indicated that the goodwill balance was not impaired. Further details are provided in the response at paragraph 4 of this response, below. An interim impairment test was considered, but not performed, as of December 31, 2010 as nothing had come to the Company’s attention to indicate that the assumptions underlying the goodwill impairment analysis as of September 30, 2010 no longer remained appropriate or that additional negative indicators arose in the intervening period. The Company had also updated the forecast used in the September 30, 2010 valuation report with the most recent operating data available through December 31, 2010 in an effort to utilize enhanced, current data. In an effort to provide near-term risk disclosures to readers of the financial statements, the Company also disclosed (in Note 2 — Liquidity): “A decrease in revenue or other adverse change in the assumptions underlying the valuation of the Company’s goodwill and intangible assets may also result in an impairment loss in the value of the Company’s goodwill and/or intangible assets in future periods.” Through the filing dates of the Company’s Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended December 31, 2010, no such matters were evident.

Securities & Exchange Commission
April 19, 2011

Comment 4. To help us understand your conclusions, please describe your goodwill impairment test to us in detail, including at a minimum: 1) the reporting units you identified and how they were identified, 2) how you determined the fair value of your reporting units and why you believe that methodology is appropriate, 3) a description of key assumptions used and how the key assumptions were determined, and 4) the percentage by which fair value exceeded carrying value as of the most recent step one test. Tell us the cash flows that management used and how they were developed as well as the disclosure in your filing that supports management’s conclusions. Refer to your basis in the accounting literature.
Response
As noted in paragraph 3 above, the Company retained an independent, accredited third party appraisal firm to value the Company’s goodwill and intangible assets as of September 30, 2010. In regard to the specific questions that the Staff raises in this comment, the Company’s responses are as follows:
(1)	The reporting unit in regard to goodwill was determined to be the Company’s primary operating subsidiary, TeamStaff Government Solutions, Inc. (“TeamStaff GS”). All of the goodwill being tested arose from the acquisition of this legal entity, which constitutes a reporting unit for which discrete, separate financial information is maintained and regularly reviewed by management. The Company’s other continuing reporting unit for which separate financial information is maintained and regularly reviewed by management is its Corporate Administration unit. As noted in paragraph 5a below, a third reporting unit, TeamStaff Rx, was considered a discontinued operation in the prior fiscal year culminating in the sale of substantially all of its assets in January 2010.
(2)	The fair value of the reporting units was determined with assistance from an independent third party appraisal firm. As disclosed in the financial statements, the estimate of fair value was based on the income approach, which estimated the fair value of the TeamStaff GS unit based on the projected future discounted cash flows. The discounted cash flow approach was considered appropriate because it: requires a direct mapping of expected earnings to the asset being valued; bases underlying enterprise value on an asset’s forecasted cash flow; and incorporates the non-linear, time value of money.

Securities & Exchange Commission
April 19, 2011

(3)	Key assumptions in the valuation study were the estimates of probability weighted future cash flows, the estimated terminal value of the reporting unit and a discount factor applied to the estimated future cash flows and terminal value assuming a hypothetical sale of TeamStaff GS in 2016. Estimates of future probability weighted cash flows (which included revenue from existing arrangements) were developed by management having regard to current expectations and potential future opportunities. Forecasted gross profit and operating expenses were consistent with the Company’s historical and projected experience. A terminal value for the reporting unit was estimated based upon data of public companies that management believes to be similar with respect to the Company’s economics, services and markets. The discount factor used (12.11%) was a cost of capital estimate obtained from a leading third party data provider that was deemed appropriate by the independent appraisal firm.
(4)	The fair value of the TeamStaff GS reporting unit as of September 30, 2010 exceeded the carrying value of goodwill by more than 42%.
As noted above, the estimates of future cash flows were developed by management having regard to current expectations and potential future opportunities and were probability weighted in regard to likelihood of occurrence. As required by ASC 350 35-31, Intangible Assets Other Than Goodwill, the intangible assets other than goodwill (i.e. tradenames) being tested at the same time as goodwill were tested for impairment prior to testing goodwill. On a consolidated basis, with the inclusion of the Corporate Administration reporting unit in addition to the TeamStaff GS reporting unit, it was determined that a write down of $1.3 million in other intangible assets was appropriate, as the fair value of the intangible assets on a consolidated basis was less than their combined carrying value by that amount. This conclusion was disclosed in Note 2 — Long Lived Assets and was further discussed on pages 19 and 30 of the Company’s filing. Note 2 — Long Lived Assets stated in part: “At September 30, 2010, we performed a goodwill and intangible asset impairment analysis. For the purposes of this analysis, our estimates of fair value are based on the income approach, which estimates the fair value of the TeamStaff GS unit based on the future discounted cash flows. Based on the results of the work performed, the Company has concluded that an impairment loss of $1.3 million is warranted at September 30, 2010. ...The resulting estimated fair value of tradenames was less than the carrying value at September 30, 2010 by approximately $1.3 million, resulting in an impairment charge of that amount being taken against the tradenames.” The separate disclosure proposed in response to Staff Comment 2 above in respect of the accounting policies for intangible asset and goodwill impairment will provide additional clarity in regard to the conclusions reached.
Comment 5. We note that for purposes of your valuation allowance, you have determined that it is more likely than not that no portion of the valuation allowance attributable to NOLs will be utilized during the carryforward period. We also note the expiration of your task order with DVA disclosed on page 32. Please explain any discrepancies in assumptions between your accounting for income taxes and your assessment of impairment.

Securities & Exchange Commission
April 19, 2011

Response
With respect to the Staff’s request to explain any discrepancies in assumptions between the accounting for income taxes (specifically as it relates to the adjustment of a valuation allowance for deferred income tax assets) and the assessment of impairment for goodwill and identified intangibles, the Company advises Staff of the following:
(a)	The Company performed an evaluation, pursuant to ASC 740, to assess whether it was appropriate to reverse either a portion or all of a 100% valuation allowance of deferred income tax assets. The result of that evaluation was that projected taxable income for the next five years was not sufficient to utilize any significant net operating loss carry-forwards or future deductible amounts. Therefore, the 100% deferred tax valuation allowance was not reduced.
(b)	In accordance with ASC 350, the Company performed a fair value assessment of the indefinite lived intangible asset (tradenames). This fair value assessment indicated that the tradenames asset was impaired by approximately $1.341 million. This impairment charge was recorded in the September 30, 2010 consolidated financial statements.
(c)	In accordance with ASC 350, the Company performed a “Step 1” impairment test related to its recorded goodwill. The results of this test indicated that the fair value exceeded its carrying value and no “Step 2” test of impairment of the Company’s goodwill was required.
(d)	With respect to the Staff’s specific question regarding discrepancies between the evaluation of the deferred income tax valuation allowance and the Step 1 impairment test for goodwill, please note the following:
1.	The assessment of the valuation allowance did not contemplate the sale of the reporting unit (i.e. terminal value).

2.	The assessment of the valuation allowance considered the Company’s ability to generate future consolidated taxable income, while the Step 1 goodwill impairment test evaluated future operating cash flows.

3.	The Step 1 impairment test operating cash flows considered only those cash flows of TeamStaff GS, while the deferred income tax valuation assessment considered the consolidated results of operations for Federal and states’ income tax purposes for the Company and its subsidiaries as a whole.

Securities & Exchange Commission
April 19, 2011

Notes to Consolidated Financial Statements
(4) Discontinued Operations, page F-15
Comment 5a. Tell us in detail, citing the accounting literature upon which you have relied, why you believe that the sale of TeamStaff Rx qualified as discontinued operations. We note the disclosure of your continuing involvement here and on page F-21, including making claims for the amounts of rent subsidies that have not been paid by the purchaser, Advantage RN.
Response
The Company concluded that the operations and sale of TeamStaff Rx qualified as a discontinued operation in accordance with ASC 205 20-45 in that this was a separate discrete reporting unit which was disposed of in fiscal 2010 with no continuing involvement. In connection with the Asset Purchase Agreement, the purchaser, Advantage RN, agreed to provide rent subsidies for a defined period. The Company’s continuing involvement is limited to enforcing the terms of this agreement and the Company has not assumed or retained any other administrative or operational responsibilities for TeamStaff Rx. The treatment of the disputed claims, for the amounts of rent subsidies that have not yet been paid by Advantage RN, has been accounted for in the results of discontinued operations, which is consistent with the interpretive guidance outlined in SAB Topic 5.Z.5 at ASC 205 20 S99-2 in that this involves a reduction of an anticipated off-set to the liability for rent payments through the lease term for facilities that the Company has abandoned.
(6) Debt
Current Facility (See Note 10 — Government Assignment of Contracts), page F-19
Comment 6. We note the disclosure regarding the conditions of the note in the last paragraph on page F-19. In your next filing, please provide the details of all the conditions. Please provide us your proposed disclosure.

Securities & Exchange Commission
April 19, 2011

Response
To address the Staff’s comment, the Company intends to expand its disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, to disclose additional information in the financial statement footnotes regarding the Company’s secured loan agreement with Presidential Financial Corp. The Company proposes to revise the paragraph discussing the covenants and conditions that was included in its Form 10-K and replace it with the following disclosure within the relevant footnote to the Company’s financial statements:
The Loan Agreement requires compliance with customary covenants and contains restrictions on the Company’s ability to engage in certain transactions. Among other matters, under the loan agreement we may not, without consent of the Lender, (i) merge or consolidate with another entity, form any new subsidiary or acquire any interest in a third party; (ii) acquire any assets except in the ordinary course of business; (iii) enter into any transaction outside the ordinary course of business; (iv) sell or transfer collateral; (v) make any loans to, or investments in, any affiliate or enter into any transaction with an affiliate other than on an arms-length basis; (vi) incur any debt outside the ordinary course of business; (vii) pay or declare any dividends or other distributions; or (viii) redeem, retire or purchase any of our equity interests exceeding $50,000. In addition, the Loan Agreement requires TeamStaff GS to maintain a minimum tangible net worth of at least $1,000,000 on a trailing 12-month basis. Further, without the consent of the Lender, the Company is also restricted from making any payments in respect of other outstanding indebtedness. The Lender may terminate the Loan Agreement at any time upon 60 days written notice after February 29, 2012 and the Loan Agreement provides for customary events of default following which the Lender may, at its option, terminate the loan agreement and accelerate the repayment of any amount outstanding. The defined events of default include, among other things, a material adverse change in the Company’s circumstances, or if the Lender deems itself insecure in the ability of the Company to repay its obligations, or as to the sufficiency of the collateral.
(10) Commitments and Contingencies
Potential Contractual Billing Adjustments, page F-21
Comment 7. We note that you have billed the Federal government in excess of contractual rates. Please provide us with your rationale under the accounting literature for recognizing revenue at unapproved rates. Please refer to each of the conditions listed in the last paragraph on page 29 and explain in detail how you have met them.

Securities & Exchange Commission
April 19, 2011

Response
The Company recognized revenue in accordance with SAB Topic 13.A.1 (see below) after it became apparent in a prior fiscal year that certain determinations issued by the Department of Labor (“DOL”) in regard to prevailing wages at certain locations where the Company supplies services to the Federal Government (“wage determinations”) had not been notified to the Company in a timely manner and appropriately implemented by the Federal government into contracts with the Company. As a result of these events, the following were considered in the Company’s conclusion (numbers that follow, as requested, reference the corresponding statements on page 29 of our Annual Report on Form 10-K): (1) the Company is entitled to “equitable adjustment” in accordance with the Federal Acquisition Regulations; (2) the amounts due have been calculated and agreed in principle with the Department of Labor and have been submitted to the Department of Veterans Affairs (“DVA”); and (3) the historical payments from the DVA for certain sites have included the amounts considered contractually due the Company, which serves as the basis for our recorded accounts receivable. The balance is expected to be forthcoming in due course in respect of the remaining locations. The Company specifically considered and believes that the criteria set out in SAB Topic 13.A.1 in regard to revenue recognition were achieved, namely:
1)	Persuasive evidence of arrangements existed; in the form of the Company’s contracts with the Federal Government and the Federal Acquisition Regulations incorporated therein.

2)	The services involved had been rendered in full.
3)	The amounts involved were fixed and determinable, based on correspondence with the DOL regarding the Company’s calculation of the amounts involved for the “wage determinations”.
4)	Collectability was considered reasonably assured, consistent with the Customer’s past practices and the Company’s current discussions and collection efforts.
Workers’ Compensation Insurance, page F-22
Comment 8. Please tell us in detail how management determined the adequacy of workers’ compensation reserves as of September 30, 2009 and 2010. Tell us how the loss data for claims incurred during prior policy periods was utilized to determine the reserves for the periods presented. Please show us how your actual historical experience compares to your estimated losses. Please explain your statement that these reserves are for claims that have not been sufficiently developed and such variables as timing of payments and investment returns thereon are uncertain or unknown, therefore actual results may vary from current estimates. Tell us all the assumptions that you have utilized that are uncertain. Please provide us with a sensitivity analysis.
Response
The Company accrues for workers compensation expense on a claims incurred basis, with an additional reserve for claims that have been Incurred But Not Reported (“IBNR”). Reserves in respect of total anticipated losses on all incurred claims that have been reported are established by the Company’s third party administrator/stop loss insurance carrier based on the facts of the claims and amounts are funded at each reporting period by the Company to the third party administrator/stop loss insurer on a claims incurred, rather than a claims paid, basis. That is to say that the third party administrator/stop loss insurer holds funds sufficient to cover the full amount it currently anticipates having to pay out on the Company’s behalf in respect of each claim incurred. Given the funding arrangement with the administrator, the effects of investment returns are insignificant. The Company also reviews subsequent period’s claims’ activity prior to the issuance of its financial statements to perform a retrospective analysis of the reasonableness of its prior period estimates and the related impact on its current period accrual in the financial statements to be issued. Additional reserves for IBNR are established by the Company using industry standard loss development factors supplied by the Company’s insurance

Securities & Exchange Commission
April 19, 2011

advisors that take into account the magnitude (including extraordinary claims) and maturity of the incurred claims and therefore the likelihood of further losses developing over time. Traditionally, third party administrators/stop loss insurers estimate incurred claims conservatively as they would be liable for any shortfall unfunded by the Company for any reason, but additional exposure may develop in respect of individual claims as employees receive additional medical treatment and/or additional compensable lost time occurs that was not originally expected when the claim was first established. The IBNR reserves are established to cover this exposure, although it may be many years before a claim is finally settled, if at all, or the stop loss coverage limit is reached.
The Company does not believe that it would be meaningful to provide information to show how actual historical experience compares to estimated losses given the Company has had a number of significant changes in the types of job duties and the related exposures its employees have faced in recent years, as well as the variety of different fully and partially insured programs that have been used to address the exposures, as disclosed in Note 10 to the consolidated financial statements. The Company’s management believes that the greatest uncertainty faced by the Company is the extent to which the current total claims exposures estimated by its third party administrator/ stop loss insurance carrier may change. As of September 30, 2010, the Company had only one full year of claims’ development for the current, partially self insured program (that began effective April 15, 2009) and thus, minimal actual experience is available at this time. A lesser uncertainty is any extent to which funds held by the third party administrator/stop loss insurance carrier for claims incurred but not yet paid may be enhanced by any investment returns. Given the insignificance of interest rate risk to the Company’s estimation of its worker compensation claims reserve, it does not believe that a sensitivity analysis will be meaningful.
Prepaid Workers’ Compensation, page F-22
Comment 9. We note that the amount of a projected refund from Zurich reflected on your balance sheets as a receivable and current policy deposit has not yet been determined. Please tell us your authority under the accounting literature for booking assets that are not fixed and determinable.

Securities & Exchange Commission
April 19, 2011

Response
Referencing the explanation in paragraph 8 above, the assets held by Zurich consist of monies provided to Zurich by the Company to fund old (prior to November 16, 2003) workers’ compensation insurance programs where there continue to exist a minimal level of on-going open claims that Zurich estimates will ultimately cost less than the total amounts paid to date by the Company to Zurich. Zurich holds such funds on behalf of the Company, pending the ultimate settlement of the open claims. The asset is fixed and determinable, but is subject to offsets (open workers compensation claims) that are still estimated. The Company has used the incurred claims estimates provided by Zurich and industry standard loss development factors supplied by its insurance advisors to estimate the final offset amounts. To date, the Company has received a number of repayments from Zurich in prior periods with further amounts expected to be received in due course as claims continue to be settled or reach stop loss limits and Zurich’s confidence increases that the assets it holds on behalf of the Company will not be needed to pay the remaining open claims.
Form 10-Q for the Quarterly Period Ended December 31, 2010
Comment 10. Please address the comments issued regarding Form 10K for the fiscal year ended September 30, 2010, as appropriate.
Response
To address your comment, the Company intends to expand its disclosure in future filings, beginning with its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, in a manner consistent with the Company’s responses to the comments set forth by the Staff in its correspondence to the Company.
General
The Company acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities & Exchange Commission
April 19, 2011

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.
Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

By:	/s/ Michael A. Goldstein Michael A. Goldstein

cc:	Z. Parker (TeamStaff) J. Kahn (TeamStaff)